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                                                                 [ANDERSEN LOGO]

                          Independent Auditor's Report

To the Board of Directors of
Equus Capital Partners, L.P.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Equus Capital Partners, L.P. (the "Company") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2001. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2001:

     o Count and inspection of all securities located in the vault of National Fiduciary Services in Houston, Texas

     o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

     o Reconciliation of all such securities to the books and records of the Company and the custodian

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Equus Capital Partners, L.P. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2001, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Equus Capital Partners, L.P. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ Arthur Andersen
-------------------------
ARTHUR ANDERSEN LLP

Houston, Texas
December 31, 2001
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[EQUUS LETTERHEAD]

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Equus Capital Corporation, managing general partner of Equus Capital Partners, L.P. (the "Partnership"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Partnership's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2001 and from November 29, 2001 through December 31, 2001.

Based on this evaluation, we assert that the Partnership was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2001 and from November 29, 2001 through December 31, 2001, with respect to securities reflected in the investment account of the Partnership.

Equus Capital Corporation
Managing General Partner of
Equus Capital Partners, L.P.

                                          By: /s/ Nolan Lehmann
                                             -------------------------
                                             Nolan Lehmann
                                             President